CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE SECURITIES AND EXCHANGE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE FOLLOWING PLACEHOLDER: “[***].” THE OMITTED PORTIONS HAVE BEEN BRACKETED IN THIS UNREDACTED COPY OF THE LETTER FOR EASE OF IDENTIFICATION.
June 8, 2021
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:
Jan Woo, Legal Branch Chief
Alexandra Barone, Staff Attorney
Robert Littlepage, Accounting Branch Chief
Joseph Kempf, Senior Staff Accountant

Re:	SentinelOne, Inc. Registration Statement on Form S-1
File No. 333-256761
Ladies and Gentlemen:
On behalf of SentinelOne, Inc. (the “Company”), and in connection with the above-referenced Registration Statement on Form S-1 originally confidentially submitted by the Company with the Securities and Exchange Commission (the “Commission”) on March 17, 2021 and subsequently publicly filed by the Company with the Commission on June 3, 2021(File No. 333-256761) (as amended, the “Registration Statement”), we submit this letter to the staff of the Commission (the “Staff”) providing an explanation of the differences between the fair values of the Company’s common stock (“Common Stock”) on each grant date in the Company’s fiscal year ending January 31, 2022, including the difference between recent grant date fair values and the midpoint of the Preliminary Price Range (as defined below).
Confidential Treatment Request
Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act.
The Company has provided below a breakdown of the stock awards granted subsequent to December 2, 2020 (as discussed within the Company’s letter to the Staff dated May 17, 2021 (the “Prior Letter”))
CONFIDENTIAL TREATMENT REQUESTED BY SENTINELONE, INC.
SENTINELONE-1

Securities and Exchange Commission
Division of Corporation Finance
June 8, 2021

through May 16, 2021 (the “Review Period”), as well as the option exercise price and fair value per share of the underlying Common Stock used for financial reporting purposes.
Summary of Option Grants

Grant Date	Number of Shares of Common Stock Underlying Options Granted	Exercise Price Per Share	Fair Value Per Share of Underlying Common Stock for Financial Reporting*
February 20, 2021	3,059,136**	$7.76	$16.00
March 24, 2021	9,256,361	$9.74	$20.09
April 20, 2021	973,995	$9.74	$23.54
May 16, 2021	759,131	$16.19	$26.86
*Fair values were determined based on a linear daily interpolation of the values discussed below because the Company did not identify a single event that would have caused a material change in the fair value of its Common Stock.
**Excludes 2,138,347 options assumed by the Company as part of its acquisition of Scalyr, Inc. in February 2021.
Fair Value Determinations
The estimated fair value per share of the Common Stock has historically been determined by the Company’s board of directors (the “Board”), based on several factors, with input from management and contemporaneous third-party valuations (each individually a “Valuation Report” or collectively, the “Valuation Reports”). Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). The Company refers the Staff to the sections captioned “Stock-Based Compensation” and “Common Stock Valuations” in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 96 and 96 through 97, respectively, of the Registration Statement for an explanation of the factors considered by the Company in determining the fair value of its Common Stock. In valuing the Common Stock, the Board determined the equity value of the Company’s business using various valuation methods, with input from management and third-party valuations, as discussed within the Prior Letter.
For financial reporting purposes and as further described below, for the grant dates during the Review Period, the Company retroactively assessed the fair value of its Common Stock used in estimating the grant-date fair value of the Company’s equity awards after considering all available information to date and used a straight-line methodology to interpolate the increase between the most recent Valuation Report dated February 4, 2021 (as described in the response to Comment No. 7 in the Prior Letter) and the midpoint of the Preliminary Price Range. The Company believes that the linear interpolation methodology provides a reasonable basis for the valuation of its Common Stock for financial reporting purposes as the Company did not identify any single event that occurred subsequent to the most recent Valuation Report that would have caused a material change in the fair value of the Common Stock.
The following are the key considerations in determining the value of the Common Stock based on a linear interpolation between the February 4, 2021 Valuation Report, which determined a fair value of $13.95 per share for the Common Stock, and the midpoint of the Preliminary Price Range in determining
CONFIDENTIAL TREATMENT REQUESTED BY SENTINELONE, INC.
SENTINELONE-2

Securities and Exchange Commission
Division of Corporation Finance
June 8, 2021

the fair value for computing stock-based compensation expense as of each date when the Company granted equity awards during the Review Period.
February 20, 2021, March 24, 2021, April 20, 2021, and May 16, 2021 Grants
To determine the fair value of the Common Stock for the option awards granted on February 20, 2021, March 24, 2021, April 20, 2021 and May 16, 2021, for financial reporting purposes, the Company considered the February 4, 2021 Valuation Report and the contemporaneous initial discussions with the Representatives (as defined below) regarding the Preliminary Price Range.
Following the commencement of discussions with potential underwriters in January 2021, as described in the Prior Letter, and during the period between the February 4, 2021 Valuation Report and the determination of the midpoint of the Preliminary Price Range, the Company continued to experience accelerated demand and favorable market reaction to its products, expansion into various markets, and a resulting increase in revenue domestically and internationally. Additionally, the Company continued to receive a number of commendations from third-party endpoint security testing and assessment publications, including the MITRE ATT&CK®2020 assessment, for which SentinelOne was the only vendor to achieve 100% visibility with zero missed detections across all tested operating systems amongst a study of 29 endpoint vendors evaluated, and was named a Leader in the 2021 Gartner Magic Quadrant for Endpoint Protection Platforms report.
A secondary transaction of 214,597 shares of Common Stock was executed on April 9, 2021 at a price of $23.00 per share of Common Stock. As this secondary transaction represented only 0.08% of the total fully diluted shares outstanding of the Company at the secondary transaction date and the interpolated fair value per share of Common Stock (using the February 4, 2021 Valuation Report and the midpoint of the Preliminary Price Range) at this date was $22.13, the Company did not give further consideration to this secondary transaction in determining the fair value of the Common Stock. The Company further advises the Staff that if the Company had used $23.00 per share as of April 9, 2021 in the linear interpolation for the grant dates during the Review Period, the impact to stock-based compensation expense would not be material. Additionally, the Company is aware that certain secondary transactions may take place in early June 2021 of approximately 275,000 shares of Common Stock at a volume weighted-average price of $27.49 per share, representing approximately 0.1% of the total fully diluted shares outstanding of the Company as of the date of this letter. The volume weighted-average price of these expected secondary transactions is approximately equal to the midpoint of the Preliminary Price Range.
The Company determined that there had been no other significant changes to the business or other relevant factors to determine the fair value of its Common Stock, and therefore used a straight-line interpolation between the fair value per share of Common Stock per the February 4, 2021 Valuation Report and the midpoint of the Preliminary Price Range to determine the fair value of underlying Common Stock at each of the grant dates for financial reporting purposes (as reflected in the “Summary of Option Grants” table above).
Preliminary Price Range
We advise the Staff that the Company currently anticipates that it will include a price range in its preliminary prospectus for the proposed initial public offering (the “Offering”) that will be between $[***] and $[***] per share (the “Preliminary Price Range”). The midpoint of the Preliminary Price Range is $[***] per share (the “Midpoint”).
CONFIDENTIAL TREATMENT REQUESTED BY SENTINELONE, INC.
SENTINELONE-3

Securities and Exchange Commission
Division of Corporation Finance
June 8, 2021

The Preliminary Price Range has been determined based, in part, upon current market conditions and input received from the lead underwriters relating to the Offering on May 21, 2021 among the Board, senior management of the Company, and representatives of Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, the lead underwriters of the Offering (the “Representatives”). Prior to May 21, 2021, the Board and senior management of the Company had not together held formal discussions with the Representatives regarding a price range for the Offering.
The proposed Preliminary Price Range has been estimated based upon current market conditions, recent market prices of, and the demand for, publicly traded common stock of comparable companies, the Company’s financial condition and prospects, and the performance of recent initial public offerings in the technology industry and the current market valuations of other high-growth software companies. The Preliminary Price Range was derived using a combination of valuation methodologies to triangulate the valuation, which differ in some respects to those used by the Board and the Valuation Reports in determining the fair value of the Common Stock. The Preliminary Price Range does not take into account the current lack of liquidity for the Common Stock and assumes a successful Offering in late [***], with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold to a third party.
The Company also notes that it will set forth a bona fide offering price range in a pre-effective amendment to the Registration Statement (the “Bona Fide Price Range”) prior to the distribution of any preliminary prospectus, but the parameters of the Bona Fide Price Range will be subject to then-current market conditions, continuing discussions with the Representatives, as well as further business and market developments affecting the Company. The spread within the Bona Fide Price Range will be no more than 20%. The Company expects to include the Bona Fide Price Range in a pre-effective amendment to the Registration Statement that would shortly precede the commencement of the Company’s public marketing process, which it anticipates could commence as soon as [***].
The Midpoint has been used by the Company to perform a linear interpolation from the most recent Valuation Report as of February 4, 2021 to determine the fair value of the Common Stock for stock award grants subsequent to February 4, 2021, for financial reporting purposes.
The Company believes the primary factors that explain the difference between the Preliminary Price Range and the fair value of the Common Stock used for purposes of measuring the grant date fair value of the Company’s stock awards issued during the Review Period are as follows:
(i)The recent growth in the equity capital markets of technology stocks, in particular, and the increased valuations of recent software company initial public offerings have increased dramatically, due to favorable market conditions, growth, the interest rate environment, and flexible “work from home,” “hybrid,” and “remote” business models.
(ii)The Preliminary Price Range represents a future price for shares of the Company’s Class A common stock that, if issued in the Offering, will be immediately freely tradable in a public market, whereas the estimated fair values of the Common Stock in the Valuation Reports appropriately represent estimates of the fair value of shares that were then illiquid and might never become liquid, and as such, were adjusted for a discount due to lack of marketability (“DLOM”). A DLOM of 14.5% was utilized in the February 4, 2021 Valuation Report. This illiquidity in part accounts for the difference between the estimated fair values of the Common Stock through the May 2021 grants and the Preliminary Price Range.
CONFIDENTIAL TREATMENT REQUESTED BY SENTINELONE, INC.
SENTINELONE-4

Securities and Exchange Commission
Division of Corporation Finance
June 8, 2021

(iii)In contrast to the methodologies used by the Representatives in establishing the Preliminary Price Range, the Common Stock valuations were determined in accordance with the guidelines outlined in the AICPA Practice Guide as described in the Prior Letter and in the Registration Statement. The Company, in preparing its Common Stock valuations, utilized quantitative methodologies to determine the fair value of the Common Stock, which may differ from the more qualitative and subjective methodology used by some public market investors when determining the price they are willing to pay in an initial public offering.
(iv)The Preliminary Price Range assumes a successful Offering in late June 2021 with no weighting attributed to any other outcome of the Company, such as an acquisition or remaining private. Therefore, the Preliminary Price Range effectively weighs a near-term Offering outcome at 100%. In contrast, the February 4, 2021 Valuation Report weighted the probability of a successful Offering in the probability-weighted expected return (“PWERM”) analysis at 75%. The February 4, 2021 Valuation Report was the first time the Company began to include initial public offering scenarios in the valuation methodology. As the Company experienced accelerated demand and favorable market reaction to its products, expansion into various markets, a resulting increase in revenue domestically and internationally, the acquisition of Scalyr, Inc., and new product releases during February 2021, the Company considered the possibility of an initial public offering exit event in calendar year 2021.
In addition, secondary transactions that were executed in December 2020 were also considered in determining the fair value of the Common Stock in the February 4, 2021 Valuation Report as the transactions represented a sale between knowledgeable and willing investors. Secondary transactions of 3,166,749 shares of the Common Stock were executed in December 2020. A 10% weighting was given to the secondary transactions at the price of $12.06 per share of Common Stock, as these secondary transactions represented in aggregate only 1.2% of the total fully diluted shares outstanding of the Company at the valuation date.
(v)The holders of the Company’s redeemable convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its Common Stock. The Preliminary Price Range assumes the conversion of all of the Company’s convertible preferred stock upon the completion of its Offering and the corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the Common Stock, which is reflected in the Preliminary Price Range.
Conclusion
As such, taking into account all of the above, the Company respectfully submits to the Staff that the determination of the fair value of its Common Stock described above was in accordance with ASC Topic 718 and consistent with the AICPA Practice Guide.
The Company advises the Staff that, following this date, the Company intends to use either the Midpoint or, following the date in which it is communicated by the Representatives, the midpoint of the Bona Fide Price Range, to value, for financial reporting purposes, any additional securities or other awards granted until the time that there is a public market for its Common Stock.
*           *           *
CONFIDENTIAL TREATMENT REQUESTED BY SENTINELONE, INC.
SENTINELONE-5

Securities and Exchange Commission
Division of Corporation Finance
June 8, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7613, or, in his absence, David Bell at (650) 335-7130.

Sincerely yours,

/s/ Ran Ben-Tzur

Ran Ben-Tzur

cc:	David Bernhardt, Chief Financial Officer
Efraim Harari, Chief Legal and Trust Officer
SentinelOne, Inc.

Cynthia C. Hess
Steve Levine
David Bell
Henry Pruitt
Lailey Rezai
Fenwick & West LLP

Richard Kline
Brian Paulson
Latham & Watkins LLP
CONFIDENTIAL TREATMENT REQUESTED BY SENTINELONE, INC.
SENTINELONE-6